June 6, 2015

CONFIDENTIAL TREATMENT REQUESTED BY NATERA, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH ASTERISKS TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Ronald E. Alper

Re:                             Natera, Inc.

Registration Statement on Form S-1

File No. 333-204622

Dear Mr. Alper:

We are submitting this letter on behalf of Natera, Inc. (the “Company”), in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-1 filed on June 1, 2015 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

The purpose of this letter is to notify the Staff that, based on current market conditions, and after giving effect to the contemplated reverse stock split noted below, the Company’s estimated initial public offering price range is expected to be a two dollar range with the bottom of the range to be no less than $[* * *] per share and the top of the range to be no more than $[* * *] per share.  This price range is based on an anticipated reverse stock split of [* * *].

This price range was determined based, in large part, on discussions among the board of directors of the Company (the “Board”), senior management of the Company and representatives of the underwriters for the initial public offering that took place on June 5, 2015. Prior to June 5, 2015, the underwriters had not provided the Company with any formal valuation of the Company or related price range.

* * * Confidential material redacted
CONFIDENTIAL TREATMENT REQUESTED BY NATERA, INC.

Securities and Exchange Commission

June 6, 2015

We supplementally advise the Staff that, as described beginning on page 73 of the Registration Statement, the Company has regularly performed contemporaneous valuations of the Company’s common stock to assist the Board in its determination of the common stock’s fair value for purposes of granting stock options. In its determinations, the Board has considered numerous objective and subjective factors, including the factors set forth on pages 73 and 74 of the Registration Statement, the status of the Company’s progress toward an initial public offering and the most recent valuation report prepared by a third-party valuation specialist. The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

On March 26, 2015, the Company granted options to purchase 1,719,750 shares ([* * *] shares on a post-reverse stock split basis) of common stock. The Company has not granted any other equity awards following March 26, 2015. At the time the grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such grants was $4.57 ($[* * *] on a post-reverse stock split basis) per share. The Board based its determination of the fair value of the Company’s common stock on the factors including those described on pages 73 and 74 of the Registration Statement and on the valuation report that the Company received in January 2015 from its third-party valuation specialist (the “Valuation Report”), which concluded that, as of December 31, 2014, the fair market value of the Company’s common stock was $4.57 ($[* * *] on a post-reverse stock split basis) per share.  In connection with the preparation of the Company’s financial statements for the three months ended March 31, 2015, the Company assessed the fair value of the common stock for the March 26, 2015 grants for financial reporting purposes to be $5.75 ($[* * *] on a post-reverse stock split basis) per share, as disclosed on page 74 of the Registration Statement.

We supplementally provide the Staff the following discussion regarding the significant factors contributing to the difference between $[* * *], the midpoint of the estimated initial public offering price range, and $[* * *], the determined fair value of the Company’s common stock as of March 26, 2015. The Company believes the difference between the fair value of its common stock on March 26, 2015, as retrospectively reassessed, and the midpoint of the estimated initial public offering price range estimated by the Company is the result of the following factors:

•                  The estimated initial public offering price range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created in the beginning of July 2015, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the determinations in March 2015 due to the volatility of the market during that time and the possibility that the Company would not complete an initial public offering.

•                  Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board.

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CONFIDENTIAL TREATMENT REQUESTED BY NATERA, INC.

Securities and Exchange Commission

June 6, 2015

•                  The differences in the time periods of the financial forecasts used by the underwriters in their comparable company analysis discussed with the Company as compared to the time periods of financial forecasts used in the valuations considered by the Board.  For example, the underwriters applied various current financial metrics to their projections of the Company’s financial results and the financial results of comparable companies for longer-term periods including through 2015, the next 12 months, 2016 and 2017.  In contrast to this methodology, the analysis in the Valuation Report considered by the Board estimated the fair value of the Company’s common stock based primarily on one-year trailing financial data as of various exit scenarios for the Company and the trading multiples applied to this data for specific peer group companies used in the Valuation Report, although future anticipated performance was considered.

•                  Differences in the comparable companies examined by the underwriters in their comparable company analysis as compared to the companies examined in the Valuation Report considered by the Board.  While seven companies overlapped, the underwriters examined five companies that the Valuation Report did not examine, and the Valuation Report examined eight companies that the underwriters did not examine.

•                  The positive reception and feedback that the Company received from the testing the waters meetings it conducted during the week of May 18, 2015 with investors who are active in investment in public biotechnology companies, which further validated the progress the Company had made toward preparing for and ultimately consummating an initial public offering.

•                  The Valuation Report utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the initial public offering.

•                  The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the current estimated price range.

•                  Continued improvement in the Company’s performance, in particular, continued growth in the Company’s revenues and number of tests accessioned since December 31, 2014, the date of the Valuation Report, as well as the increased possibility of future applications of the Company’s technology beyond prenatal testing, including in the field of cancer.

The Company notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus and commencement of the Company’s road show process, which it anticipates could commence as soon as [* * *], 2015.  The bona fide offering price range will be narrower than but is expected to be within the price range stated above, and the parameters of that price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business, market and other developments affecting the Company.

* * * *

* * * Confidential material redacted
CONFIDENTIAL TREATMENT REQUESTED BY NATERA, INC.

Securities and Exchange Commission

June 6, 2015

Please contact me at (650) 321-2400 or, in my absence, John F. Dietz, if you have any questions about this letter.

Sincerely yours,

/s/Richard C. Blake

Richard C. Blake
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP

cc:                                Herm Rosenman

Daniel Rabinowitz, Esq.

Josh Leichter, Esq.

Natera, Inc.

Robert V. Gunderson, Jr., Esq.

John F. Dietz, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Alan F. Denenberg, Esq.

Davis Polk & Wardwell LLP

Joseph A. Muscat

Ernst & Young LLP

CONFIDENTIAL TREATMENT REQUESTED BY NATERA, INC.